SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 4)*

                             barnesandnoble.com inc.
                             -----------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                              --------------------
                         (Title of Class of Securities)

                                   067846 10 5
                                   -----------
                                 (CUSIP Number)

                               Mr. Leonard Riggio
                              Barnes & Noble, Inc.
                                122 Fifth Avenue
                               New York, NY 10011

                                 with copies to:

                               Jay M. Dorman, Esq.
                                 Bryan Cave LLP
                           1290 Avenue of the Americas
                               New York, NY 10104
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 15, 2003
                               ------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 13d 1(f) or 13d 1(g), check the following box: [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 067846 10 5                   13D                   Page 2 of 5 Pages
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Barnes & Noble, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS*

     BK, OO, WC
_____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              119,138,502
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           119,138,502
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      119,138,502
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     75.0%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 067846 10 5                   13D                   Page 3 of 5 Pages
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     B&N.com Holding Corp.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS*

     BK, OO, WC
_____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              119,138,502
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           119,138,502
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      119,138,502
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     75.0%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 4 to Schedule 13D is being filed by Barnes & Noble, Inc. ("B&N") and its wholly owned subsidiary B&N.com Holding Corp. ("B&N.com Holding"), each Delaware corporations (collectively, the "Reporting Persons"), to amend the Schedule 13D filed by the Reporting Persons on November 1, 2002 (the "Schedule 13D"), as amended on November 15, 2002 by Amendment No. 1, as amended on April 7, 2003 by Amendment No. 2 and as amended on August 1, 2003 by Amendment No. 3 ("Amendment No. 3") with respect to beneficial ownership of Class A Common Stock, $0.001 par value per share (the "Shares"), of barnesandnoble.com inc., a Delaware corporation (the "Issuer").

     In accordance with Exchange Act Rule 13d-2, this amendment amends and supplements only information that has materially changed since the August 1, 2003 filing of Amendment No. 3. Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following paragraph at the end thereof:

"On September 15, 2003, B&N, Bertelsmann AG ("Bertelsmann"), and BOL.US Online, Inc. ("BOL.US"), a wholly owned subsidiary of Bertelsmann, consummated the transactions contemplated by the Purchase Agreement dated as of July 29, 2003 (the "Agreement"), by and between Bertelsmann, BOL.US, and B&N pursuant to which B&N acquired all of the Shares, together with all of the membership units in barnesandnoble.com llc ("bn.com") and all of the shares of Class C Common Stock of the Issuer, beneficially owned by Bertelsmann for an aggregate amount equal to $164,152,802.80, equivalent to $2.80 per share and per membership unit, subject to possible adjustment as set forth in the Agreement. B&N subsequently transferred all shares and membership units purchased pursuant to the Agreement to B&N.com Holding."

Item 5.  Interest in Securities of the Issuer.

The first three paragraphs of Item 5(a) of the Schedule 13D are hereby deleted and replaced with the following paragraph:

"(a) As of September 15, 2003, the Reporting Persons beneficially owned, within the meaning of Exchange Act Rule 13d-3, 119,138,502 Shares, representing approximately 75.0% of the outstanding Shares of the Issuer. These Shares beneficially owned by the Reporting Persons consisted of the following: (i) 115,000,002 Shares which the Reporting Persons had the right to acquire within 60 days upon conversion of (A) their one share of Class B Common Stock in the Issuer, (B) their one share of Class C Common Stock in the Issuer, and (C) their 115,000,000 membership units in bn.com; and (ii) 4,138,500 Shares."

Item 5(b) of the Schedule 13D is hereby amended to read in its entirety as follows:

"(b) The Reporting Persons have sole power to vote and to dispose of the 119,138,502 Shares they beneficially own as of September 15, 2003."


                               Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2003

BARNES & NOBLE, INC.

By: /s/ Joseph Lombardi
   -----------------------
   Name:  Joseph Lombardi
   Title: Chief Financial Officer



B&N.COM HOLDING CORP.

By: /s/ Joseph Lombardi
   -----------------------
   Name:  Joseph Lombardi
   Title: Chief Financial Officer


                               Page 5 of 5 Pages